UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36590

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Independence Contract Drilling, Inc.

(Exact name of registrant as specified in its charter)

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20475 State Highway 249, Suite 300
Houston, TX 77070
(281) 598-1230
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)☒

Rule 12g-4(a)(2)☐

Rule 12h-3(b)(1)(i)☐

Rule 12h-3(b)(1)(ii)☐

Rule 15d-6☐

Rule 15d-22(b)☐

Approximate number of holders of record as of the certification or notice date: Common Stock, par value $0.10 per share – [4] holders*

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*

On December 2, 2024, the Company and its subsidiary filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On January 9, 2025, the Bankruptcy Court entered its order confirming the Company’s First Amended Joint Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”). The Plan became effective on January 17, 2025. Under the Plan, all shares of common stock and other equity in the Company were cancelled and terminated.

Pursuant to the requirements of the Securities Exchange Act of 1934 Independence Contract Drilling, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Philip A. Choyce Title:Executive Vice President, Chief Financial Officer,
Date: January 17, 2025	By:/s/ Philip A. Choyce Name:Philip A. Choyce Title:Executive Vice President, Chief Financial Officer, Treasurer and Secretary